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Tel: (702) 275-2181 * Fax: (619) 684-3512
john@dolkartlaw.com

Via Facsimile to: 713-813-6982

August 19, 2011

Anne Nguyen Parker, Branch Chief
Douglas Brown, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Facsimile: 703-813-6982

Re:	Success Exploration & Resources, Inc.
Registration Statement on Form S-1 File No. 333-167001 (Filed August 9, 2011)

Dear Ms. Nguyen Parker and Mr. Brown:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Success Exploration & Resources, Inc. (hereinafter the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 a.m. (Eastern Standard Time) on August 22, 2011, or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registration on Form S-1 has been amended and filed as of August 9, 2011 to satisfy the remaining comment raised by the SEC in its letter to the Company dated August 4, 2011. As no further concerns or comments have been raised by the SEC the Company hereby requests acceleration of the effectiveness of its registration to August 22, 2011.

I hope this response and the request for acceleration are sufficiently satisfactory. If you have any additional inquiries or if there is anything else you may require please contact me directly at above referenced telephone number. Thank you in advance for your prompt attention to this matter.

                      Kind Regards,

                      /s/ John E. Dolkart, Jr., Esq.

CC: Alexander Long - President and CEO